Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

On June 5, 2024, an interview with Mihir Dange, the Chief Executive Officer of XCF Global Capital, Inc. ("XCF"), and Wray Thorn, the Chief Investment Officer and Director of Focus Impact BH3 Acquisition Company ("Focus Impact"), was published by the SPAC Insider Podcast.

Interview Transcript:

Nick Clayton
Hello and welcome to another SPAC insider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions, and their SPAC partners. The world still has a long way to go to beat climate goals, especially airlines. There is currently no alternative to jet fuel-powered passenger planes on the horizon, which puts the focus on sustainable aviation fuel or SAF.

I'm Nick Clayton and this week will speak with Mihir Dange, CEO of XCF Global and Wray Thorn, Co-CEO of Focus Impact of BH3 Acquisition Company. The two signed a $1.8 billion combination in March and aimed to create one of the only pure-play SAF producers on the public markets. XCF is in the process of converting existing diesel facilities to produce SAF, and Mihir explains why this approach is key to bringing production online faster.

Wray also lays out the financial case for backing SAF production, and how a SPAC deal plays into XCF’s future funding mix. Take a listen.

So just to start Mihir, you have a diverse background in tech and commodities. What brought you from the ride-hailing space recently at Wapanda over to Clean Energy with XCF Global Capital?

Mihir Dange
Nick, pleasure. Pleasure to be here. Great question. I started my career in commodities. I traded commodities for about 14 years. I started a boutique firm, then I had my own market-making firm.

That commodity experience has been invaluable. I always wondered when I would use it again, and it has, it has come full circle, which has been fantastic. Afterward, I did do some work in ridesharing around trying to work with the taxi fleet in New York City, in particular trying to work on an electric vehicle fleet and the decarbonization of it.

Well, what we realized at the time was it's a very regulated space, and the government is really the linchpin to being successful if you can work with it in your favor. We were able to put some regulations at the city level, which were monumental in backstopping government debt. But that combination of commodities and government, I felt, was the right cross-section with sustainable aviation fuel and infrastructure.

As we are working on decarbonization of the planet, focusing on profit and profit potential wrapped around commodities and a government regulated space. So super excited, but I think somehow the world brought it all together for me.

Nick Clayton
Great, and Wray, you know what first piqued your interest in sustainable aviation fuel and XCF over at Focus Impacts BH3?

Wray Thorn
Yeah thanks, Nick. It's great to be here with you today. So, Focus Impact Partners is an investment firm on a mission to amplify social impact and generate impactful profits, you know, by bringing capital and expertise to what we call social forward companies. So, we endeavour to invest in and partner with great companies like XCF Global that are great, in part because of the positive impact that they're having on the world, both people and planet, and then we try to help those companies grow and do more of the good that they're doing, and by the same token, we look for companies where the more good they're doing, the more they'll win in their markets and the more financial success they have. So we like to say we look for opportunities where impact can be an alpha generator and XCF global and sustainable aviation fuel in particular is a great example of that, as it's a company, as sustainable aviation fuel is a primary means for the aviation industry to help decarbonize and reduce their carbon footprint. A company like XCF Global that's producing sustainable aviation fuel, which is in strong demand and undersupply, allows us to achieve our double bottom line approach.

Nick Clayton
Yeah, and your team with Focus Impact also has another business combination going with Dev Stream. You know they are friends of the podcast as well. That pace really suggests that your team is seeing a lot of opportunities out there in clean energy and some urgency to hop on them. Can you tell us sort of what you're seeing in terms of that broad look?

Wray Thorn
Yeah. You know, we've been so we're very, very thematic in approach. We've been pursuing the decarbonization thesis, as you mentioned, announced a transaction with Dev Stream, which is a company that develops and manages carbon offset programs on behalf of businesses that have decarbonization activities. We've also been quite actively involved over the course of our careers in the aviation sector, having been part of building several aviation leasing businesses and we've also been quite active in the EMP sector and the energy sector, traditional energy sector, having been part of building several successful EMP businesses. So, a sustainable aviation fuel is actually an area that we've had, in renewable fuels, in particular, is an area we've had quite a bit of, it sits in that intersection between aviation and in energy, and so it's an area we've had a knowledge about and a thesis around for some time, and we've, we've had an active search, you know, over the last several years for a company that we could bring to the public, you know, capital markets through a merger with one of our vehicles, and of course, the efforts we had the good fortune to we met hundreds of companies and really had the good fortune to meet Mihir and XCF and to help being be a part of building a leader in this, in this, you know, growing space.

Nick Clayton
Yeah, so for the uninitiated, sort of what is sustainable aviation fuel at its most basic level,  how are its feedstocks processing and kind of finished products different from what we think of in terms of traditional jet fuel?

Mihir Dange
Yeah. So great question. You know, traditional jet fuel is a petroleum-based product. It's an oil and gas-based product.

What we do with sustainable aviation fuel is we produce it. In particular, the process we use is called HEFA base technology, hydrotreatment esterification of free fatty acids. So we take a fat and oil or grease and we put it through our infrastructure and we convert it into sustainable aviation fuel. Essentially what it is a drop in ready solution, a synthetic base kerosene that is produced from this fat, oil or grease.

More importantly, it has the ability to reduce carbon emissions by 70 to 80%. The HEFA technology itself is very interesting. It's renewable in the sense that we take sustainable feedstocks like a cooking oil, an animal fat, or a plant-based oil. There's compatibility in the sense that it is drop-in ready, you don't need, and it's drop and ready, you don't require existing modification around aircraft engines and fueling infrastructure, and then you know, this diversification of feedstock is proprietary in the sense that we have our own pre-processing facility, allows us to take in multiple sources of feedstock to promote efficiency, not only from a cost perspective but from supply chain.

Wray Thorn
But I was going to jump in there and emphasize one of the things that Mihir said, which is that the drop in nature of sustainable aviation fuel.

So, renewables you have had a mixed, you know, success over the last several years from an investment standpoint, and I think what's one of the things that stands out about sustainable aviation fuel is that it doesn't really require material difference, infrastructure changes in order to be able to be adopted. So, you know, it, it blends, you know, with traditional petroleum, with petroleum-based jet fuel. It fits. It works in the same infrastructure, works through the same, you know, it doesn't require modifications to, you know, to jet engines or aircraft. And so, the opportunity is, you know, is one that doesn't require nearly as many barriers to entry as maybe some other, you know, renewable technologies. If you compare and contrast it to electric vehicles, for example, you've got an entire different, entirely different mode of, you know, reinventing the engine, if you will, inside the car, you have a very different, you know, distribution channel in terms of electric chargers versus gas station, and you know, have vehicles that have different, you know, different aspects to them, like weight, etc., and so you really you know, there's considerably more not that it won't happen or it's not a good thing to happen, but there's considerably more, you know, friction, if you will, to adopting that renewable technology than there is for sustainable aviation fuel which is, which can be dropped in.

Nick Clayton
Yeah, totally, and so looking at XCF projects, can you walk us through what you're working on, starting up beginning with the Reno site and moving from there?

Mihir Dange
Yeah. So XCF is currently in the process of having our first facility up in productional. We are about 4 to 6 months away from being productional that is originating in Reno, Nevada, that will have about a 38 million gallon on a run rate basis of SAF production starting later this year in 2024.

Subsequent, one adjacent to the existing site in Reno, Nevada, that will allow us to leverage some of the existing infrastructure that we have there and reduce our build costs by almost $100 million. We get to leverage things like the Hydro Treater rail access, pre-processing facility, and there are some other synergies there as well, that will that is expected to come online over the next two years, and we believe that that will also have another 38 million gallon production capacity. We also have two very strategically located facilities, one in southern Florida and which can service Georgia and Atlanta markets, as well as South Florida, and then another one in North Carolina, which is strategically located between kind of on the east side, between Washington, D.C. and some of the southern parts of the country. Really critical for us to bring these four sites up and productional over the next 3 or 4 years.

We expect that the annual capacity to be over 150 million gallons of Neat SAF between now and 2028, and we are super excited to kind of lead the charge in potentially being a public company and being front-facing as we bring these four sites on.

Nick Clayton
Yeah, and I see that you're partnering with Axens on some of the technology that's being used to convert these facilities. What is that? Can you get into that collaboration and that agreement and how it works?

Mihir Dange
Sure, absolutely. So Axens we use Axens for our hydrotreater. Currently, we're in the process of upgrading the facility from a renewable diesel facility to a sustainable aviation fuel, using proven technology, HEFA base is proven technology, is the most commercially viable technology at scale that is out there.

There are a few different providers, but we felt that axons really fit our need from the hydro-treating purpose, and they also have their own production guarantees around what they do. You know, it's a great relationship. We basically hold a license from them, and in this process where we take our fat, oil and grease, essentially what will happen is the preliminary processes are railing the fat, oil or grease over to our facility, storing it in a tank.

Then we pull in a natural gas line, which is CH8 we will basically take the carbons and hydrogen, strip them out, put them through a hydro-treated process using Axens technology. As we upgrade it, we will upgrade map the piping. We will upgrade to a platinum catalyst, which allows us to synthesize a ten-chain long carbon and hydrogen, which is the synthetic sustainable aviation fuel.

So very important part of the process and making sure that we get from point A to point B, which is taking our feedstock and converting it into an essential that is drop-in ready.

Nick Clayton
And speaking of that feedstock, how confident are you that your facilities will have a stable supply of that feedstock for production?

Mihir Dange
That's a great question. That's the million-dollar question, right? We in particular have a relationship with a Fortune 50 company. That relationship is very important in the procurement of the feedstock. Contractually they will be obligated to provide the feedstock that we need and we are very cognizant that feedstock and feedstock consumption over the next decade or two is going to continue to rise.

So as a preliminary part, we have this relationship to in order to make sure that we can have the contracted volumes that we need. I think the future part of this will be working on figuring out how to potentially vertically integrate that model into a better working model.

Nick Clayton
And what are some of the benefits that XCF stands to gain from some of this recent legislation we've seen in the U.S., encouraging more development in this space?

Mihir Dange
I think you kind of answered your own question, like, there is so much stimulus that's coming from the government. The Department of Energy is looking to, you know, back more sustainable aviation fuel infrastructure projects as these projects start to come online, we're finding private vendors, private, you know, private credit, private debtors out there saying, okay, this is a bank, these are bankable projects, and there's more appetite to do it as we go into the public markets, I think you'll find that there's going to be a public appetite to finance some of these projects, and then you're seeing a tremendous amount of credits around this, right? The government wants to see sustainable aviation fuel infrastructure come online. There is a SAF grand challenge here, just domestically, that by 2030, in the United States, we are looking to produce 3 billion gallons of sustainable aviation fuel.

Currently, I think last year we produced less than 100 million gallons. So the ramp-up period, right, is going to be incredible, and then on top of it, by 2050, you have this net neutral idea that everybody is mandated at the aviation level to be net neutral. So, the grand challenge is pushing everything that way. The Department of Energy is throwing money against it.

We're seeing private dollars starting to come in around it, and then we're just talking domestically, you know, worldwide. Now you have UK and EU mandates that are really pushing the boundaries, saying that you have to have SAF, right? You have to have a minimum of 10% SAF in your in your airline, in your airplane by 2030 and by 2050 that has to be carbon neutral like has to, otherwise, you are penalized to the nth extent, and I think what it's saying is, you know, aviation just as a whole is behind, and until governments start pushing what is necessary in infrastructure, we're not going to get there. Currently, I think there are about 10 or 11 fully functioning sites around the globe, and in order to meet this demand, they're saying we need to hit 4 to 5 thousand. So, we are you know, we are very, very early right now, and you're going to find that there's going to be government push, infrastructure push, private dollars. I mean, it's all coming in together. It's just it's very early.

Wray Thorn
Yeah, and given that SAF is really the key to unlocking the aviation industries, you know, carbon footprint challenge, you know, and in the near to intermediate term, maybe even the long term, there's really no alternative propulsion technology for large-scale aviation to burning aviation jet burning aviation fuel. So, you know, in the US in particular and Mihir talked about a lot of the government support arenas, but there's, you know, the long-standing tax, you know, and subsidies, you know, around things like renewable fuels so rins for example, there's state, that's federal level, and there’s state-level support, you know, from a low-cost fuel credits in places like California and that's increasing to other, you've seen, you know, other states adopt that type of legislation, and then of course there's, you know, there's tax credits built into the IRA that support the adoption of and production of a sustainable aviation fuel, and those are government supports, and then there are, you know, more market-driven supports around voluntary called voluntary, you know, credits that come from the reduction of scope, you know, one and scope three emissions, you know, when airlines are using, sustainable aviation fuel.

So, there are numerous, you know, structures that are supporting the growth of production and consumption in this area that we, you know, we think are going to continue to accelerate, you know, that development and XCF has the potential to be a, you know, not only a first initial mover but also a real leader in that arena.

Nick Clayton
Yeah, and speaking of that competition, you mentioned that, you know, it sort of early all over the place, and far away from getting to the volumes necessary, but I mean, there's at least one name in there that I think SPAC watchers would recognize in terms of Lanza of tech working in this space as well. But, you know, what can you tell us about the field and some of the development timelines that some of the competition is at this point?

Mihir Dange
Yeah, so I think what you're going to find is the rest of the field is bringing production on right. Lanza jet has a facility that they're bringing online. They've done the ribbon cutting in Georgia, and I think you'll find more of these facilities start to come online. Ultimately, like I mentioned earlier, we need 4 or 5 thousand of these facilities to come and meet, just what is demand, the necessary demand over the next, you know, over the next 25 years? I think in terms of production, you're finding that there are companies that will get productional in 2027, 2028, 2029, 2030. You're seeing off-takes that are being synthesized now for 2028, for the next ten years or 15 years, right?

So, I think there is a definitively a long-term view around the horizon of what is necessary. I think at the infrastructure level, though, we are behind, right? I think for a 3 billion gallon demand that's necessary by 2030, and that's here domestically, and a 6 billion gallon demand, which is necessary around the world, we are at an infrastructure level behind.

So, I would anticipate you're going to see more funding coming into the space, more players into the space, and I think at the XCF level, what we're really concerned about is getting this first one operational in the next 4 to 6 months. It will prove, you know, not only to ourselves but to everybody that we have the ability to have a product that is out there, and then the proof of bringing the next 3 or 4, 5, you know, however many facilities that we bring on after that. We think there is a first mover advantage, of course, there is an advantage in being a pure play sustainable aviation producer out into the public markets. It helps us distinguish ourselves from predominantly legacy crude refiners, and we hope that there are others that come in and join this with us, right? I think that's how we will build, you know, build the industry together and create additional value creation that comes out of this.

Wray Thorn
And I was just going to add, you know, there are current technology paths available to produce SAF. So, in that case, you know, the HEFA base production process that Mihir describes affords the opportunity to be in production today.

So, investing in this area doesn't really require a significant technology bed. It doesn't say there aren't new technologies that are being developed that'll reduce carbon footprint even further. Like those, you know, alcohol to jet lines and Lanza jet and others are developing. So quite the contrary that's happening and will certainly be the case. But the fact that the drop in nature of the technology and the existing technology paths that exist, you know, this is evolutionary, you know, opportunity rather than as a revolutionary one from a technology standpoint.

Mihir Dange
Yeah, I think that's a really good point, Wray, and an interesting one, because as these technology paths come online, I think you're going to start finding different costs of production, right? Alcohol to jet is typically a little bit more expensive than HEFA, and you'll find I think advanced technologies which will be more expensive, but over time they will allow us, you know, over the next decade or two to have advanced technology that will reduce the cost, reduce the feedstock need and feedstock costs, and eventually get to a point where SAF, you know, can be reasonably priced.

Nick Clayton
Well, on to that point, I mean, I think it's interesting many people who have been watching SPAC deals that are involved with new, relatively new technology and sustainability investments over the last few years, you know, they may hear new technology and think like, well, okay, that means profitability is way off. But in your presentation, you know, you mentioned you do expect to generate positive EBITDA, already this year. I imagine some of that comes from the advantage of taking over an existing production site that's being converted. But so, what are the sort of the key factors and you being able to hit those targets and execute on that this year?

Mihir Dange
Yeah, that's a that's a great analysis there. The, you know, when we spoke to the Department of Energy there's something that they like about HEFA-based technology. It is still innovative, but it is proven. What we're seeing is it is the most commercially viable at-scale production technology that is out there. That being said, I think like for us, we really wanted to make sure that we go down the proven route and reduce the technological risk because we are in the first innings of this.

I think what we will see is as time goes on, the new technologies will come on, they will be expensive and, you know, just like TVs, right? You'll find better TVs that are less expensive over time. I think you'll find that same philosophy. We've seen it in the internet, you know, internet 1.0 as opposed to 2.0. Once you create that base infrastructure, the additional cost to build things, you know, really gets reduced.

From the XCF perspective, as we were going public, it was really important for us to do a couple of things, A) have a proven technology B) use really good license providers that the industry knows in getting production but we have our own, you know, C) is we have our own proprietary technology around pre-processing and making sure that we could be feedstock agnostic, and then lastly, we wanted to make sure we worked with the Fortune 50 partner and provide some type of investment-grade credit so that it provides a lot of security and safety into the public markets. As you know, we’re trying to create a very investable product here and then look to future technologies a little bit later.

Wray Thorn
That's right, Mihir. One of the features of the opportunity with XCF is it's very strong, you know, we believe very strong near-term, cash flow visibility and an achievable path to commercialization for all of the reasons that Mihir mentioned and the existing facility that's been constructed that has produced, you know, renewable diesel, that is being, you know, it requires a modest amount of additional capital in time to be up, to be upgraded to sustainable aviation fuel allows us to produce sustainable aviation fuel in a relatively short period of time, with a modest amount of additional capital, and so that coupled with the macro tailwinds, you know, and the commercial relationships that the company has established affords a path for near-term cash flow visibility, which we think is, you know, would be will be attractive to the public equity markets. But not just that, the company also has a pipeline of additional sites that it can utilize.

It's repeatable and modular and scalable design to be able to afford an attractive, you know, growth story as well. So the combination of relatively, you know, near-term cash flow visibility with a strong, you know, growth pipeline and story behind it, we think is one of the features that makes XCF a very interesting, you know, business for the public markets.

Nick Clayton
Yeah, and to that point is, given the XCF is a relatively new venture, did you always foresee it fairly swiftly, you know, moving into being a listed entity, and how early was sort of the SPAC route, a part of your thinking as you were putting the different elements of this together?

Mihir Dange
So I think XCF has you know, I think we have a strong public company story, right.

There are significant macro tailwinds supporting expansion, profitability, economics, a growth story that's supported by current project pipeline. I think that, you know, you could argue that this would be a great private company. I think the reason we really wanted to push down the SPAC and the publicly traded route is just the opportunity to be front-facing, the opportunity around being a pure-play sustainable aviation fuel company, which we feel there are very few opportunities around that and having a first mover advantage.

I think taking those few factors into account, it really pushed us into wanting to go public. I think also because we have this pipeline and an opportunity for growth year on year, over the next at least four years and four projects, we felt like this was a much better candidate to be public-facing than private.

Wray Thorn
And I would add to, you know, being a public company will not only bring additional transparency to XCF but also will enhance the company's credentials and market presence, and being one of the pure you know, one of the only pure-play publicly listed SAF producers. So, with both capital markets participants and industry participants and of course, afford a currency for future organic and acquisition-related growth, and the SPAC vehicle in this instance affords the opportunity to be able to capitalize on the inflection point that XCF is at in terms of its, you know, growth and development.

Mihir Dange
Yeah, that's a great point, actually. Sorry, I didn't mean to cut you off there, right? But, you know, we will be fundraising, we're going to be fundraising in perpetuity here, right? We have the subsequent three other facilities that are going to come online. It's about $1 billion in infrastructure projects, about, you know, 300-$350 million each project.

Currently, because it's because we're in the early innings of sustainable aviation fuel and we're seeing more appetite, you know, privatized come in, there's still an uncertainty around the underwriting process, right? And I think as we are fundraising and growing, being able to tap into the public markets is just one more vehicle we get to use for expansion and growth, which is important.

Nick Clayton
Yeah, I just I wanted to touch upon that as well because you noted in your announcement materials that you plan to attach a $50 million pipe to the transaction. We know the last, you know, few years of pipe market's been pretty tight. But I'm just curious you I imagine you're having those discussions now. Do you get a sense that the mood is sort of shifting?

You know, a certain, you know, macro factors are starting to ease up and, you know, what are sort of your thoughts in terms of your overall fundraising strategy, in terms of what, you know, what the ideal mix, you know, would be in some of these projects with equity and some of the debt and project financing options that are out there.

Wray Thorn
So capital markets are certainly, strong, more robust than they have, than they were, let's say, in 2022, and there has been some, you know, some receptivity to new issuers, but largely, you know, the receptivity to new companies in the public capital markets, it has not been, you know, as strong, certainly as strong as it had been in the 2020 2021 timeframe.

Having said all of that, it really is about the company, so if you have a strong company, you know, with strong financial characteristics and a good growth story with macro tailwinds, then there is an opportunity to, you know, form capital for companies that have that have those characteristics where the private companies or public companies, and so we have been in capital formation conversations and we've been having a lot of good conversations, while we've also been pursuing the SPAC regulatory, you know, process and path, you know, the great thing about one of the other features I should say about XCF is that the company is relatively cash flow generative.

You know, as the facility is converted from renewable diesel, the existing facilities converted from renewable diesel to sustainable aviation fuel, and so that cash flow generation, near-term cash flow generation visibility affords the opportunity to use effectively generate internally generated equity capital to be able to fund the company's growth plan and so we don't necessarily really need to raise significant additional near-term capital.

Of course, we're going to, you know, raise project financing and project debt, but with relatively conservative assumptions around project debt in the future, you know, and the internally generated cash flow from the company's existing facility, you have a well-funded, you know, growth plan going forward, we believe is a well-funded growth plan going forward.

Now, of course, opportunistically, we the company may raise additional capital and that would allow it to accelerate, you know, its growth plan, but that is something that it has the ability to operate to opportunistically do rather than do it or be required to do in order to facilitate its current, you know, growth outlook.

Mihir Dange
Yeah, and I think from the, you know, to answer the first part of the question, there is a tremendous appetite to finance, kind of to finance our pipe.

We have a great management team. We have a very good public market story as a pure play, you know, coinciding with the, you know, with the macro tailwinds, the profitability economics and the expansion and growth potential going forward. I think ultimately there is a combination in here, we are using proven technology.

We have a relatively low, cost of production per gallon. We do, we will be profitable, and I mean, I don't want to take away from the fact that we're working with a great sponsor, right? They're recognized in the market as being successful people in the past who have done great things, and they are dedicated to aviation and decarbonization, and that double line approach is, coincides with XFC's mission and glide path, and I think people see that, right, and so that combination together is very important. I think when people look at the holistic story and there are going to be other companies that do that also. But I think from a SPAC perspective, we've seen companies in the past that have said they were going to do X, Y, and Z and then they were unable to do it.

I think because we are in the right industry, because it is infrastructure related, and that requires just infrastructure coming on, this combination is really important.

Nick Clayton
Yeah, and so, you know, just with all the things you have coming up, what would you say is the most exciting thing on the horizon for XCF that you want investors to be keeping an eye on as you get this facility up and running and get closer to close here?

Mihir Dange
I think those are, you nailed it. Those are the two things that we are excited about. We are excited about getting this facility productional. We think that, you know, being that 10th, 11th, 12th whatever project it is in, in the first inning is, is just a great way to meet the market and meet the demand, right? We're excited about bringing sustainable aviation fuel online and doing our job and decarbonization of the planet. Like when you actually step back and you look and you say, okay, I can take the fat and oil or grease and convert it into sustainable aviation fuel. That's pretty cool. You know, that's really cool stuff, and then I think the second part is going public.

I think that is a huge milestone. We don’t take it for granted that that is an important aspect to be great stewards of capital for investors going forward and for ourselves, right. We think that there’s a massive opportunity. But those are the two things that we’re super focused on and we’re really, really excited about it.

Wray Thorn
Yeah, I actually see tremendous opportunity in SAF and renewable energy and are very bullish on the sector. We're in the early innings of the opportunity though, and so capital is going to gravitate to strong businesses where there's the potential for meaningful shareholder value creation and return, and also, you know, we couldn't be more excited about the opportunity to, you know, catalyze the sustainability, the sustainable fuel industry.

You've got not only a great company, we believe in XCF, but also a company that's doing great things for its customers and the world, and so it's a really great fit for our style investing where impact can be an alpha generator to financial returns, and we're doing good ability to doing really well. So, you know, we believe this is really how you can scale, impact and attract great people, like Mihir and his leadership team and abundant capital towards opportunities that will make a difference in the world longer term.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company’s (“BHAC”) and XCF Global Capital, Inc.’s (“XCF”) expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisitions and the timing of the consummation of the business combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BHAC and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by BHAC’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”) or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by BHAC or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed business combination and Where to Find It

In connection with the business combination, BHAC and XCF intend to prepare, and BHAC (or NewCo) intends to file with the SEC the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about BHAC, XCF and the business combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the business combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of BHAC for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement/prospectus of BHAC for the business combination when available.

No Offer or Solicitation

This Current Report on Form 8-K relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.